Exhibit (a)(5)(C)

EFiled: Sep 08 2015 03:11PM EDT Transaction ID 57828441 Case No. 11479-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MARCUS KULLMAN, Individually	)
and on behalf of all others similarly	)
situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
BLYTH, INC., ROBERT B.	)
GOERGEN, ROBERT B.	)
GOERGEN, JR., JANE DIETZE,	)
ANDREW GRAHAM, BRETT M.	)
JOHNSON, ILAN KAUFTHAL,	)
HOWARD E. ROSE, JIM	)
WILLIAMS, CB SHINE	)
HOLDINGS, LLC, THE CARLYLE	)
GROUP L.P., and CB SHINE	)
MERGER SUB, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Marcus Kullman (“Plaintiff”), by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of the stockholders of Blyth, Inc. (“Blyth” or the “Company”) against Blyth, the Board of Directors of Blyth (the “Board” or the “Individual Defendants”), CB Shine Holdings, LLC (“CB Shine”), and CB Shine Merger Sub, Inc. (“Merger Sub”) to enjoin the sale of the Company as detailed herein (the “Proposed Transaction”).

2. On July 29, 2015, Blyth announced that it had entered into a definitive agreement with CB Shine (“Merger Agreement”) under which CB Shine, through Merger Sub, would acquire all of the outstanding shares of Blyth on behalf of The Carlyle Group L.P. (“Carlyle Group”) in a tender offer involving cash consideration. Under the terms of the Merger Agreement, Blyth stockholders will receive $6.00 in cash in exchange for each share of Blyth. The Proposed Transaction is expected to close in the fourth quarter of 2015.

3. In facilitating the acquisition of Blyth by CB Shine for unfair consideration and through an unfair process, each of the Defendants (defined herein) breached and/or aided the other Defendants’ breaches of their fiduciary duties.

4. Moreover, the terms of the Proposed Transaction were designed to ensure a transaction with CB Shine on terms preferential to CB Shine, and to subvert the interests of Plaintiff and the other public stockholders of Blyth. The Board has breached its fiduciary duties by agreeing to preclusive deal protection devices in the Merger Agreement including, inter alia: (a) a “no-shop” provision that prohibits the Company from, among other things, soliciting or negotiating any alternative proposals; (b) a “matching rights” provision that grants CB Shine the right to revise its proposal in response to a superior alternative proposal; (c) an “information rights” provision that entitles CB Shine to receive a copy of any alternative proposal as well as the material terms thereof; and (d) a provision that requires the Company to pay a termination fee of $3,919,986 in connection with the Merger Agreement if the Proposed Transaction is terminated under certain circumstances. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals. Thus, the Board compounded its breaches by agreeing to these unreasonable deal protection devices that preclude other bidders from making a successful competing offer for the Company.

5. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties.

PARTIES

6. Plaintiff is, and at all relevant times was, a continuous stockholder of Blyth.

7. Defendant Blyth is a Delaware corporation with its principal executive offices located at One East Weaver Street, Greenwich, CT 06831.

8. Defendant Robert B. Goergen (“Goergen”) has served as Chairman of the Board since 1977.

9. Defendant Robert B. Goergen, Jr. (“Goergen, Jr.”) is Chief Executive Officer (“CEO”) of the Company and has served as a director of the Company since November 2013.

10. Defendant Jane Dietze (“Dietze”) has served as a director of the Company since March 2014.

11. Defendant Andrew Graham (“Graham”) has served as a director of the Company since August 2013.

12. Defendant Brett M. Johnson (“Johnson”) has served as a director of the Company since May 2012.

13. Defendant Ilan Kaufthal (“Kaufthal”) has served as a director of the Company since February 2012.

14. Defendant Howard E. Rose (“Rose”) has served as a director of the Company since 1998.

15. Defendant Jim Williams (“Williams”) has served as a director of the Company since August 2014.

16. Defendants Goergen, Goergen, Jr., Dietze, Graham, Johnson, Kaufthal, Rose, and Williams are collectively referred to herein as the “Board” or the “Individual Defendants.”

17. Defendant CB Shine is a Delaware limited liability company.

18. Defendant Carlyle Group is a Delaware limited partnership with its principal executive offices located at 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004.

19. Defendant Merger Sub is a Delaware corporation and wholly-owned subsidiary of CB Shine.

20. Collectively, Blyth, CB Shine, Carlyle Group, the Individual Defendants, and Merger Sub are referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action on his own behalf and as a class action pursuant to Court of Chancery Rule 23 on behalf of all holders of Blyth shares who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

22. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. The Company’s most recent 10-Q indicates that, as of July 31, 2015, there were 16,138,413 common shares of Blyth issued and outstanding. The actual number of stockholders of Blyth can be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including:

i) whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

ii) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for Defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A.	Background

23. Blyth is a multi-channel company primarily focused on the direct-to-consumer market. The Company’s products include an extensive array of decorative and functional household products such as candles, accessories, seasonal decorations, household convenience items and personalized gifts, as well as health, wellness and beauty related products. Blyth’s products can be found primarily throughout the United States, Canada, Mexico, Europe and Australia.

B.	The Company is Poised for Growth

24. A press release dated March 16, 2015 announced Blyth’s fourth quarter and full year 2014 results. Blyth CEO Goergen, Jr. assessed the quarter as follows:

Earnings were mixed in the fourth quarter as our Catalog & Internet segment gained over prior year while our global party plan segment results were negatively exacerbated by the increasing strength of the U.S. dollar versus the euro, which increased 12% over the course of 2014. At PartyLite, sales from our Fall/Holiday product line, which was well received by our sales leaders and consumers, fell below prior year due to fewer active independent sales Consultants in both North America and our more mature European markets. While we remain focused on programs to attract and retain Consultants to rebuild our consultant base, we have implemented numerous initiatives to complement our party sales through compelling eCommerce programs, striving to make PartyLite the number one social shopping experience in the 23 markets where our products are sold.

25. Blyth announced its first quarter 2015 financial results in a May 5, 2015 press release. Goergen Jr. assessed the quarter as follows:

As the global economy remains uneven and the strong dollar mutes our global profit contribution, our operating profit was anticipated to decline versus last year; thus, we initiated ambitious restructuring and gross margin improvement programs that should benefit profitability going forward. In the first quarter we announced the successful migration of all candle production to our Batavia, Illinois facility, which we anticipate will result in annualized savings of $8.0 million. We also announced that the Greenwich corporate headquarters will be relocated to Plymouth, MA, and occupy space in a building owned by PartyLite. The one-time costs of the move of our headquarters, to be incurred in 2015, including severance, outplacement and relocation expenses, will be approximately $2.1 million.

26. Blyth announced its second quarter 2015 financial results in an August 6, 2015 press release. Goergen Jr. assessed the quarter as follows:

Our Catalog & Internet segment sales gained over the prior year period, driven largely by the acquisition of Native Remedies® earlier this year. Our Candles & Home Decor segment sales continued to be negatively affected by the increasing strength of the U.S. dollar versus the euro, as well as the underperformance in our core European countries during the quarter. Our development of a multi-channel strategy, which includes an intensified emphasis on new sponsorship, leadership development and growth in parties held, while Consultants grow their businesses through a complementary eCommerce platform, should help to reignite the Company’s sales.

27. In light of these factors, the Company is well-positioned to enjoy long-term growth in its market when unfavorable macroeconomic trends reverse.

C.	The Proposed Transaction

28. On August 31, 2015, Blyth and The Carlyle Group issued a press release announcing the Proposed Transaction:

Global alternative asset manager The Carlyle Group (NASDAQ: CG) and Blyth, Inc. (NYSE: BTH), a direct-to-consumer manufacturer and seller of candles and home fragrance products, today announced they have entered into a definitive agreement under which The Carlyle Group will acquire all of Blyth’s outstanding shares of common stock in a transaction valuing Blyth at $98 million, equating to $6.00 per share, which represents a premium of approximately 105 percent over the closing price of Blyth common stock on Friday, August 28, 2015 and a premium of 65 percent over Blyth’s 30-day average share price as of such date. The transaction has been unanimously approved by Blyth’s board of directors and will be completed by means of a tender offer followed by a merger.

Under the terms of the definitive agreement, an affiliate of The Carlyle Group will commence a tender offer for all of Blyth’s outstanding shares of common stock at $6.00 per share in cash. The tender offer is conditioned on Blyth’s stockholders tendering at least a majority of Blyth’s outstanding shares in the tender offer, early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. The acquisition is expected to close in the fourth quarter of 2015. The financing for the transaction will come from Carlyle Equity Opportunity Fund, a $1.1 billion U.S. middle-market buyout fund. Robert B. Goergen, Blyth’s Chairman of the Board, and Robert B. Goergen, Jr., Blyth’s President and Chief Executive Officer, who beneficially own approximately 38% of Blyth’s outstanding shares of common stock, have committed to support the tender offer.

Carlyle Managing Director David Stonehill said, “Blyth is a pioneer in home fragrance with well established brands and extreme customer loyalty. We expect Carlyle’s deep experience in global consumer businesses will help drive Blyth’s product innovation and growth goals. We are particularly impressed with PartyLite’s network of 40,000 independent consultants who have remarkable passion for the company’s products. We are excited to support their efforts as we grow the company together.”

Blyth CEO Robert B. Goergen, Jr. said, “This is an important day in Blyth’s 40-year history. Carlyle understands what our team has accomplished and supports our vision for the future. Building on our strong consumer relationships, Carlyle, with its proven track record of growing companies, is the right partner to take PartyLite and Silver Star Brands to the next level of creativity and global growth.”

The Goergen family has controlled Blyth for nearly 40 years. The company, based in Greenwich, Connecticut, includes PartyLite and Silver Star Brands. PartyLite products, available in 23 countries, include candles, candle holders, flameless fragrance and wax warmers, as well as holiday and home décor. Silver Star Brands is a direct marketer of consumer gifts and household products.

Threadstone Advisors, White & Case and PricewaterhouseCoopers are acting as advisors to Carlyle. Houlihan Lokey and Wachtell, Lipton, Rosen & Katz are acting as advisors to Blyth.

Carlyle’s U.S. middle market team has invested in Philadelphia Energy Solutions, the largest refinery on the eastern seaboard; Service King, one of the largest automotive collision repair centers in the U.S.; ECi Software Solutions, a provider of industry-specific technology; Traxys Group, a financial and logistical provider in the mining industry; AxleTech International Holdings, Inc., a manufacturer of automotive supplies; and PrimeSport, a global sports travel and events-management company.

D.	The Unfair Price

29. The Company’s stockholders will receive $6.00 in cash in exchange for each common share of Blyth. As recently as July 2, 2015, Blyth shares closed at a valuation greater than the consideration offered by the Proposed Transaction.

30. The consideration is unfair because, among other things, the intrinsic value of the Company’s common shares is materially in excess of the amount offered in the Proposed Transaction. In short, the Proposed Transaction undervalues Blyth.

31. Recently, Blyth shares have underperformed relative to those of the Company’s peers. Below is a chart depicting the relative growth of $10,000 worth of Blyth shares versus $10,000 invested in shares of other companies in the same industry purchased in 2010.

32. Even after the announcement of the Proposed Transaction, Blyth continues to be undervalued according to the Company’s price-book ratio and trailing twelve months price-sales ratio. According to Morningstar.com, as of September 3, 2015, Blyth has a price-book ratio of 0.9 compared to an industry average of 5.7. As of the same date, Blyth has a trailing twelve months price-sales ratio of 0.2 compared to an industry average of 2.2 according to Morningstar.com. It is noteworthy that Blyth’s shares continue to be valued at below book value even after the market has factored in the expected premium offered by the Proposed Transaction.

33. In sum, the Proposed Transaction comes at the most opportune time, at a time when the Company is positioned for growth in the Company’s stock price.

34. As these indicators make clear, Blyth, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction.

E.	The Preclusive Deal Protection Devices

35. The Proposed Transaction is also unfair because, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

36. The Merger Agreement contains a “no-shop” provision. Pursuant to Section 6.2(a) of the Merger Agreement, Blyth and its subsidiaries must immediately cease and cause to be terminated any existing discussions or negotiations with any person or its representatives with respect to any acquisition proposal. Specifically, Section 6.2(a) provides that:

The Company shall not, and shall cause its Subsidiaries and the Representatives of the Company or any of its Subsidiaries not to,

directly or indirectly, (i) solicit, initiate or knowingly facilitate, induce or encourage any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Alternative Transaction Proposal, or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way that would otherwise be expected to lead to, any Alternative Transaction Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any of the Company or its Subsidiaries or their respective Representatives shall be deemed to be a breach of this Section 6.2(a) by the Company. The Company will, and will cause each of its Subsidiaries and each of the Representatives of the Company and its Subsidiaries to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Alternative Transaction Proposal, and will enforce, and will not waive any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any such Alternative Transaction Proposal and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction. The Company will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of any Alternative Transaction Proposal to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries. The Company agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 6.2.

37. In addition, the Merger Agreement contains a “matching rights” provision that serves as a deterrent to any alternative acquisition proposals. Pursuant to Section 6.2(e) of the Merger Agreement, the Company may not revise or withdraw the Board’s recommendation of the Proposed Transaction or terminate the Merger Agreement for a superior proposal without first providing CB Shine with advance notice of the same, including the material terms and conditions of such proposal, as well as at least four business days to renegotiate the terms of its own proposal. Further, any amendment to the financial terms or other material terms of the alternative proposal requires a new notice period of four business days before an adverse recommendation change is made. Specifically, Section 6.2(e) provides, in relevant part, that:

Notwithstanding anything to the contrary set forth in this Agreement, solely in response to a Superior Proposal, the Board of Directors of the Company may make a Company Adverse Recommendation Change or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal in accordance with Section 8.1(h), only if all of the following conditions in clauses (i) through (v) are met: (i) a Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal; (ii) the Acceptance Time shall not have passed; (iii) the Company shall have (A) provided to Parent four (4) Business Days’ prior written notice, which shall state expressly (1) that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the per share value of the consideration offered therein and the identity of the Person or group of Persons making the Superior Proposal), and shall have contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the Person or group of Persons making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”) (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new four (4) Business Day period) and (3) that it intends to effect a Company Adverse Recommendation Change and the manner in which it intends to do so or that it intends to terminate this Agreement in accordance with Section 8.1(h) in order to enter into the Alternative Acquisition Agreement, as applicable, and (B) prior to making such a Company Adverse Recommendation Change or terminating this Agreement in accordance with Section 8.1(h), as applicable, to the extent requested by Parent, engaged in good faith negotiations with Parent during such four (4) Business Day period to amend this Agreement in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal; (iv) the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms offered by Parent, the failure to make a Company Adverse Recommendation Change or terminate this Agreement in accordance with Section 8.1(h), as applicable, is inconsistent with its fiduciary duties under applicable Law; and (v) the Company shall have complied with Section 6.2(a) and shall not have breached any of the other provisions set forth in this Section 6.2.

38. Moreover, the Merger Agreement contains an additional “information rights” provision. Pursuant to Section 6.2(c) of the Merger Agreement, promptly after the receipt by Blyth of any request for information or other inquiry that Blyth reasonably believes could lead to any proposal or other transaction, Blyth must provide CB Shine with the material terms and conditions of any such request or inquiry, the identity of the person making any such request or inquiry, and copies of any written offer, proposal or request, or inquiry. Specifically, Section 6.2(c) provides that:

In addition to the obligations of the Company set forth in Sections 6.2(a), (b), and (d) hereof, as promptly as practicable (and in any event within twenty-four (24) hours) after receipt of any Alternative Transaction Proposal or any request for nonpublic information or any inquiry relating in any way to, or that could reasonably be expected to lead to, any Alternative Transaction Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Alternative Transaction Proposal, request or inquiry, and the identity of the Person or group making any such Alternative Transaction Proposal, request or inquiry and an unredacted copy of all written materials provided to it in connection with such Alternative Transaction Proposal, request or inquiry. In addition, the Company shall provide Parent as promptly as practicable (and in any event within twenty-four (24) hours) with all information as is reasonably necessary to keep Parent fully informed in all material respects of all oral or written communications regarding, and the status and terms of, and changes in any such Alternative Transaction Proposal, request or inquiry, and, shall promptly provide to Parent an unredacted copy of all written materials (including written materials provided by email or otherwise in electronic format) provided, directly or indirectly, by or to the Company, any of its Subsidiaries or any of their respective Representatives in connection with such Alternative Transaction Proposal, request or inquiry. The Company shall provide Parent with twenty-four (24) hours prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Alternative Transaction Proposal. Any material amendment (including the form, amount and timing of payment of consideration) to any Alternative Transaction Proposal will be deemed to be a new Alternative Transaction Proposal for the purposes of this Section 6.2.

Thus, CB Shine can easily match any competing offer because it is granted unfettered access to the offer, in its entirety, and has significant matching rights that eliminate any leverage that the Company has in receiving a competing offer.

39. Section 8 of the Merger Agreement provides that under specified circumstances, including if Blyth terminates the Merger Agreement to approve or recommend a superior proposal, Blyth must pay a termination fee of $3,919,986 if the Proposed Transaction is terminated, which all but ensures that no competing offer will be forthcoming.

40. This provision, coupled with the “no-shop” provision, “matching rights” provision, and “information rights” provision, all but ensures that no competing offer will be forthcoming.

41. Ultimately, these preclusive deal protection provisions improperly restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative transaction that constitutes or would reasonably constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

42. Plaintiff repeats and realleges each allegation set forth herein.

43. The Individual Defendants have violated the fiduciary duties they owe to the stockholders of Blyth.

44. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants have failed to obtain a fair price for the stockholders of Blyth.

45. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the stockholders of Blyth because they failed to obtain a fair price and failed to engage in a fair process in connection with the Proposed Transaction.

46. As a result of the actions of Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive a fair price for their equity interest in Blyth. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

47. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against Blyth, CB Shine, Carlyle Group, and Merger Sub for Aiding and

Abetting the Individual Defendants’ Breaches of Fiduciary Duty)

48. Plaintiff repeats and realleges each allegation set forth herein.

49. Blyth, CB Shine, Carlyle Group, and Merger Sub are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to the stockholders of Blyth, and are participating in such breaches of fiduciary duties.

50. Blyth, CB Shine, Carlyle Group, and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Blyth, CB Shine, Carlyle Group, and Merger Sub have rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

51. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for stockholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorney’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: September 8, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

BROWER PIVEN

A PROFESSIONAL CORPORATION

Brian C. Kerr

475 Park Avenue South, 33rd Floor

New York, NY 10016

(212) 501-9000

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